Exhibit (d)(17)(iii)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of June 22, 2007 (“Amendment No. 1”) between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and BlackRock Financial Management, Inc., a corporation organized under the laws of the State of Delaware (“Adviser”).

AXA Equitable and Adviser agree to modify the Investment Advisory Agreement dated as of October 1, 2006 (“Agreement”) relating to the AXA Premier VIP Core Bond Portfolio of AXA Premier VIP Trust (“Trust”) as follows:

1. Name Change of Portfolio. The name of the AXA Premier VIP Core Bond Portfolio is hereby changed to the Multimanager Core Bond Portfolio (“Portfolio’).

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to the Portfolio.

3. Appendix A. Appendix A to the Agreement setting for the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		BLACKROCK FINANCIAL MANAGEMENT, INC.

By:	/s/ Steven M. Joenk	By:	/s/ Robert Capaldi
Name:	Steven M. Joenk	Name:	Robert Capaldi
Title:	Senior Vice President	Title:	Managing Director

APPENDIX A

AMENDMENT NO. 1 TO

INVESTMENT ADVISORY AGREEMENT

BLACKROCK FINANCIAL MANAGEMENT, INC.

Portfolio	Annual Advisory Fee Rate**
Multimanager Core Bond Portfolio*	0.25% of the BlackRock Allocated Portion’s average daily net assets up to and including $300 million; 0.15% of the BlackRock Allocated Portion’s average daily net assets over $300 million up to and including $500 million; and 0.10% of the BlackRock Allocated Portion’s average daily net assets in excess of $500 million.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “BlackRock Allocated Portion.”
**	The daily advisory fee for the Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the annual advisory fee rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to the BlackRock Allocated Portion is the portion of the daily advisory fee for the Portfolio equal to the BlackRock Allocated Portion’s net assets relative to the aggregate net assets of the Portfolio, including the BlackRock Allocated Portion, used in the fee calculation.